UNITED STATES
SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G[/A]

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Sotheby’s

(Name of Issuer)

          Common Stock, par value $0.01

(Title of Class of Securities)

             835898107

(CUSIP Number)

           July 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]     Rule 13d-1(b)

[X ]     Rule 13d-1(c)

[    ]     Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 11 Pages

Exhibit Index: Page 8

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Atticus Capital LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,612,942
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 2,612,942
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,942
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.9%
12.	Type of Reporting Person: PN

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1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Atticus Management Limited
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Guernsey
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,612,942
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 2,612,942
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,942
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.9%
12.	Type of Reporting Person: CO

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1.

Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Timothy R. Barakett
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,612,942
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 2,612,942
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,612,942
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 3.9%
12.	Type of Reporting Person: IN

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Item 1(a).     Name of Issuer:

          Sotheby’s (the “Issuer”).

Item 1(b).     Address of Issuer’s Principal Executive Offices:

          1334 York Avenue, New York, New York

Item 2(a).     Name of Person Filing

          This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Atticus Capital LP (“Atticus”);

ii)	Atticus Management Limited (“Atticus Management”); and

iii)	Timothy R. Barakett (“Mr. Barakett”).

This is Amendment No. 1 to the Schedule 13G initially filed on June 18, 2009 and is filed on behalf of the Reporting Persons with respect to their beneficial ownership of certain shares of Common Stock, par value $0.01 (the “Shares”) of Sotheby’s (the “Issuer”).

Item 2(b).     Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of Atticus and Mr. Barakett is 767 Fifth Avenue, 12th Floor, New York, New York 10153. The address of the principal business office of Atticus Management is P.O. Box 100, Sydney Vane House, Admiral Park, St. Peter Port, Guernsey GY1 3EL.

Item 2(c).     Citizenship

          i) Atticus is a Delaware limited liability company;

          ii) Atticus Management is a Guernsey company; and

          iii) Mr. Barakett is a citizen of Canada.

Item 2(d).     Title of Class of Securities:

          Common Stock, par value $0.01 (the “Shares”)

Item 2(e).     CUSIP Number:

          835898107

Item 3.     If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the Person Filing is a:

          This Item 3 is not applicable.Item 4.          Ownership:

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Item 4(a)     Amount Beneficially Owned:

          As of date shown on the cover of this filing, each of the Reporting Persons may be deemed to be the beneficial owner of 2,612,942 Shares.

Item 4(b)     Percent of Class:

As of the date shown on the cover of this filing, each of the Reporting Persons may be deemed to beneficially own 3.9% of the Issuer’s outstanding Shares.

Item 4(c)     Number of Shares of which such person has:

Atticus, Atticus Management, and Mr. Barakett:
(i) Sole power to vote or direct the vote:	2,612,942
(ii) Shared power to vote or direct the vote:	0
(iii) Sole power to dispose or direct the disposition of:	2,612,942
(iv) Shared power to dispose or direct the disposition of:	0

Item 5.          Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be beneficial owner of more than 5 percent of the class of securities, check the following |X|.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.     Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

This Item 7 is not applicable.

Item 8.          Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.          Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.     Certification:

By signing below each of the Reporting Persons certifies that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 3, 2009	ATTICUS CAPITAL LP

By: /s/ Timothy R. Barakett
Name: Timothy R. Barakett
Title: Chairman and Chief Executive Officer, by
Kevin Tagami, Attorney-in-Fact

Date: August 3, 2009	ATTICUS MANAGEMENT LIMITED

By: /s/ Kevin Tagami
Name: Kevin Tagami
Title: Attorney-in-Fact

Date: August 3, 2009	TIMOTHY R. BARAKETT

By: /s/ Timothy R. Barakett
Name: Timothy R. Barakett
By: Kevin Tagami, Attorney-in-Fact

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Exhibit Index

Ex.		Page No.
A.	Joint Filing Agreement, dated as of August 3, 2009 by and among Atticus Capital LP, Atticus Management Limited and Mr. Barakett	9
B.	Power of Attorney, dated December 18, 2008	10
C.	Power of Attorney, dated December 29, 2008	11

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Exhibit A

Joint Filing Agreement

The undersigned hereby agree that the statement on Schedule 13G/A with respect to the Common Stock par value $0.01 of Sotheby’s dated as of August 3, 2009 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: August 3, 2009	ATTICUS CAPITAL LP

By: /s/ Timothy R. Barakett
Name: Timothy R. Barakett
Title: Chairman and Chief Executive Officer, by
Kevin Tagami, Attorney-in-Fact

Date: August 3, 2009	ATTICUS MANAGEMENT LIMITED

By: /s/ Kevin Tagami
Name: Kevin Tagami
Title: Attorney-in-Fact

Date: August 3, 2009	TIMOTHY R. BARAKETT

By: /s/ Timothy R. Barakett
Name: Timothy R. Barakett
By: Kevin Tagami, Attorney-in-Fact

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EXHIBIT B

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that I, Timothy R. Barakett, hereby make, constitute and appoint each of Scott Kislin, Demetrios Vasilakis, Kevin Tagami and Charles Fortin, acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as chief executive officer of, managing member of or in other capacities with Atticus Management LLC, Atticus Holdings LP, Atticus Capital Holdings LLC or Atticus Capital LP (collectively, “Atticus”), and each of their affiliates, including Atticus LP Incorporated, Atticus UK LLP and Atticus UK Services Ltd., and entities advised by me or Atticus, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH, and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act. All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of, or otherwise associated with, Atticus or one of its affiliates. Execution of this power of attorney revokes that certain Power of Attorney dated as of January 1, 2008 with respect to substantially the same matters addressed above.

IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of December 18, 2008.

/s/ Timothy R. Barakett

Timothy R. Barakett

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EXHIBIT C

POWER OF ATTORNEY

ATTICUS MANAGEMENT LIMITED (the “Company”) with its registered office at Sydney Vane House, Admiral Park, St. Peter Port, Guernsey hereby make, constitute and appoint each of Scott Kislin, Kevin Tagami, Demetrios Vasilakis, and Charles Fortin (the “Attorneys”), acting individually, as its agent and attorney-in-fact for the purpose of executing on the Company’s behalf and in its name, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the United States Commodities Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act, Form SH, and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of the attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed. The Company hereby ratifies and confirms and agrees to ratify and confirm all acts an Attorney lawfully does or causes to be done in relation to the exercise of the powers and authorities hereby granted. This Power of Attorney shall be governed by and construed in accordance with the laws of the Island of Guernsey.

This Power of Attorney shall be valid for a period of one year from the date of issue and shall remain in full force and effect until either revoked in writing by the Company or until such time as the Attorney cease(s) to be an employee of, or otherwise associated with, Atticus Capital or one of its affiliates.

IN WITNESS WHEREOF
The Common Seal of
ATTICUS MANAGEMENT LIMITED
Was hereunto affixed, duly witnessed by

/s/ I Domaille

I C Domaille – Director

/s/ Robert Sinclair

Artemis Secretaries Limited – Secretary

Issued in Saint Peter Port, Guernsey, on the 29 December 2008